MAIL STOP 3561

      June 20, 2005

Mr. Richard D. Goldstein
Chairman and Chief Executive Officer
Courtside Acquisition Corp.
1700 Broadway, 17th Floor
New York, New York 10019

      Re:	Courtside Acquisition Corp.
		Amendment No. 1 to Registration Statement on Form S-1
		File No. 333-124380
      Filed May 27, 2005

Dear Mr. Goldstein:
      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments

Notes to Financial Statements

Note 2 - Proposed Public Offering, F-9

We note your disclosure regarding the underwriter purchase option. Please expand your disclosure to describe all of the material terms of the option, including the consideration to be paid by the underwriter, who has the rights to convert (i.e. the holder or the Company), and the exercise feature (i.e. physical, net cash, or net share settlement, etc.) contained in the option.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


Sincerely,



      John Reynolds, Assistant Director
Office of Emerging Growth Companies


cc:	David Alan Miller, Esq.
	Fax: (212) 818-8881